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Mail Stop 3561

                    September 7, 2005

Keith Andrews, President
Northern Way Resources, Inc. c/o
Empire Stock Transfer Inc.
7251 West Lake Mead Blvd, Suite 300
Las Vegas, Nevada  89128

Re:  	Northern Way Resources, Inc.
      Amendment No. 2 to Registration Statement on Form SB-2
      Filed August 29,  2005
      File No. 333-125699

Dear Mr. Andrews:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Interim Financial Statements, page 31
1. We note that you have replaced your audited financial statements with unaudited interim financial statements. Please amend your filing to include both sets of financial statements. If you elect to present both your audited and unaudited periods together by adding additional columns in one set of financial statements, only the interim period column should be labeled "unaudited."




Interim Statement of Stockholders` Equity, page 35
2. The June 30, 2005 balances do not sum correctly. Please revise.

***

      You may contact Andrew Blume, Staff Accountant, at (202)
551-
3254 or William Choi, Senior Staff Accountant, at (202) 551-3216, if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at
(202) 551-3240, or me at (202) 551-3725 with any other questions.

      Sincerely,



      H. Christopher Owings
      Assistant Director

cc:	Keith Andrews, President
	Northern Way Resources, Inc.
	Fax:  (604) 681-2161




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Keith Andrews, President
Northern Way Resources, Inc.
September 7, 2005
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